Filed by Strive, Inc.

(Commission File No.: 001-41612)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Semler Scientific, Inc.

(Commission File No.: 001-36305)

The following is a transcript of an appearance on the Capital B Podcast by Matthew Cole, Chief Executive Officer of Strive, Inc. (“Strive”), on September 29, 2025. A link to the podcast is here: https://x.com/i/broadcasts/1ZkJzZQbXNLJv

Capital ₿: Shaping the Future

Mon, Sep 29, 2025 2:34PM • 46:08

Alexandre Laizet  00:00

This is Alexandre from capital B, Europe's first, largest Bitcoin Treasury company, and we are here today with a very special guest, Matt Cole from Strive, one of the leaders in Bitcoin Treasury companies, and specifically one of the leaders in the US as well. And today session is about, of course, Bitcoin Bitcoin Treasury companies, to get to know more about Matt the of course, the story of Strive, recent announcements and sharing views about Bitcoin Treasury companies overall and the future prospects. So why don't we get straight into it? And Matt, if you want to give us a bit of your background and the background of Strive as well, yeah, well, great to see you again. Alexander, it feels like it's been a year, even though it's only been two weeks since we were in New York on stage together, but that's a that's the nature of these markets. So thanks for having me and looking forward to this conversation. So prior to all this, for those that don't know, me the Bitcoin Treasury company for Strive and, you know, buying a bunch of Bitcoin. My background was actually traditional fixed income markets. I worked at the largest pension fund in the United States called CalPERS. And I was there for 16 years. I managed a $70 billion portfolio of actively managed fixed income securities, both structured products and US Treasuries. And so while I was in that seat, was actually core to a lot of things that are helpful for us as a Bitcoin Treasury company, but also how I myself became orange pilled. And the bottom line was, I was one of the larger buyers of US treasuries in the United States. So about 40 billion of my $70 billion portfolio was US Treasuries. And as I was one of those large buyers, looking at the risks of US Treasuries, talking to the Federal Reserve in the United States, talking to the US Treasury, and really seeing how clearly that they were demonetizing, debasing the currency, the US dollar, that they were printing dollars, issuing US Treasuries. The Treasury was and really the only difference between a direct monetization of the debt and what the Treasury and the Federal Reserve was doing is that the Treasury would issue a new bond. They would sell the bond to a Wall Street bank like Goldman Sachs, and then Goldman Sachs, when the Fed was doing quantitative easing, would sell the bond, the new bond to the Federal Reserve. And so basically it went from Treasury to Goldman Sachs to Federal Reserve. If you took out Goldman Sachs and the Treasury issued a new bond and the Fed bought it. That is a direct monetization of the debt. And so there was a technical argument that the Fed and the Treasury were making, that they were not monetizing the debt. But anybody that could see what was happening saw it was monetization of the debt. And so when you see that, and you see a debt crisis in a country that has bipartisan support, this is not a Republican thing or a Democrat thing. No matter who is the president in the United States, no matter who is in control of Congress, the deficit goes up. The debt goes up. The debt to GDP goes up. And generally speaking, over market cycles, the amount of holdings at the Fed is going up as well. And so when you see that, you say, Okay, this system is broken. And this gets into, you know, conversations of fourth turnings and and you know how long fiat currencies throughout history tend to exist? And the bottom line is that we're at a place in, I think, the world around fiat currencies, but specific, most importantly to the dollar, because it's the global reserve currency of a crisis that's unfolding kind of in slow motion. And everybody sees it. Everybody in institution sees it, and no one for a long time, I saw an answer. There was no answer. And my belief, after being skeptical for years, and call it 2012 2013 2014 era was around late 2016 I came to be of the belief that Bitcoin was the only answer. It's not like it's the best answer, it's the only answer. And when you see it as the only answer, that's when you just want to have as much exposure to it as possible. So on a personal level, I put, you know, all my, almost all my net worth, into it late 2016 or the 2017

Matt Cole  04:36

that moved into my belief and as Strive as now the CEO and now the chairman and CEO of the company, that I believe we're in an era of a digital gold rush around Bitcoin that's going to last for the next 10 to 15 years. And it's why you see companies like Stripe, companies like capital B, focusing on, you know, increasing their Bitcoin stack for per. Dominance for their company also increasing, you know, the Bitcoin per share, all these different metrics that we talk about, it is because of this return of a savings vehicle in Bitcoin that did not exist in the early days of the great financial crisis and the institutionalization of that. And we want to be a big player in that. So that's why our core operating businesses were an asset manager. But like capital B, Bitcoin is our hurdle rate. And as we know, when you set Bitcoin as the hurdle rate and you understand the debasement of fiat currencies, it's extremely hard, close to impossible, to beat the hurdle rate of Bitcoin. And so that may or may not be the case for the next 1000 years, but for the next 10 to 15 years, that is the case. And so in this digital gold rush era, we're all, in a sense, competing, but also it's so early that we're in a sense like on the same team of this digital gold rush and helping each other win through education and conversations, which is why you and myself and other leaders in the space are friendly and interact with each other, because we actually can all win together.

Alexandre Laizet  06:12

Well, speaking of the space, we've seen major drawdowns over the last three to four months. Actually, we've been through different cycles, of course, as in Bitcoin, in Bitcoin Treasury companies, we've seen, of course, Strategy over the last five years going up, down, up, down, up. And we've seen, then meta planet doing as well. A lot of roller coaster and overall, a lot of value creation for shareholders at capital B. We've seen some of the same yet we've had we have outperformed Bitcoin by 5x or since the launch of the Strategy. But at the same time, there has been quite a drawdown over the last three to four months, and I have a lot of conversations with investors and shareholders, and the discussions turn a lot around the M nav, and turn around a lot around what is a Bitcoin Treasury company at the end, what is The investment time horizon for Bitcoin

Treasury company. And then there has been as well, since May, June, a lot new, a lot of new Bitcoin Treasury companies. And so part of this is, of course, natural and inevitable, because you see that as Bitcoin, as you said, is the only solution. Then it is, of course, normal that companies are adopting Bitcoin. And you could argue, as Pierre Rocher says, that there are no not enough Bitcoin Treasury companies, because that is definitely the best strategy to have, and that we will have a lot more of different players coming into the space. So what you the state of your discussions with investors in terms of those typical key points of M, nav, compression and about value creation on the Bitcoin standard and about the long term time horizon, uh, overall of the of the play of a Bitcoin Treasury company. Yes. So I think a successful Bitcoin Treasury company needs to have a a long time horizon. And, you know, looking across the pond, I see you trying to build something from a perspective of a long time horizon. We are trying to build something from the perspective of a long time horizon, and ultimately provide, you know, something, a security that we think will be effectively amplified Bitcoin exposure and and I think that there are, I could probably, in a day, come up with 50 different ways to have differentiated exposure to something that could be amplified Bitcoin and so and that's just one dimension. When you think about like, how many Bitcoin Treasury companies there could be that you know, one company is not going to build the exact same structure as as the next, the way that that capital B has approached leverage is different than Strive, and it'll be different than the next company. And obviously, every one of us are doing what we think is, you know, the most attractive way, but from the market's perspective, if you if you were to look at it from the perspective of like a traditional hedge fund, obviously these are operating businesses or or a fund, what you would find is that in traditional markets, there's literally hundreds of different ways to get different risk and return exposure to an underlying asset that has value. And so you know why? Why we, as you know friends, could sit here and debate, oh, like, is your way better or my way better? What? What I have extreme confidence in is that you.

Matt Cole  10:00

There is demand for many different types of risk and return around Bitcoin and you and it's no different than what you would see in traditional markets. So I think that's that's one element of a few different elements around ways that Bitcoin Treasury companies can differentiate themselves, on top of obviously different types of capital markets the United States, different international capital markets, different tax situations, different buyer bases, different operating businesses, different strengths and weaknesses around operating teams, all of these things for and these are just more for, like a more pure play, Bitcoin Treasury company that we're talking about, then one later down from that, I would say every single company that's public should think about having Bitcoin as a core balance sheet asset while still running their operating businesses. Like the apples of the world and the Microsofts of the world, companies that have significant value in their operating business will be made perpetually stronger by having stronger balance sheet strength. That's a little bit different than what we're talking about on, on the pure play Bitcoin Treasury side, or the moving more in that direction. So that's, you know, one element. But I would say, from the investor perspective and M nav, that long term investors want to have exposure to something that will perform well in their belief over the long run, and they're willing to ride out, you know, volatility in the markets. And this gets into one of my mentors in this in traditional markets, said, there's, there's really only there's no, there's no real bad time to enter most companies, or most assets that are that are, well, what there is, what you can do wrong is, is you can get sizing wrong. So, like, if, if someone put so much of their net worth in one asset that they're not able to handle the volatility, then that's probably more of a learning for them, that they probably over allocated to an asset relative to their their ability to take that type of risk right of and this risk is novel, amplified Bitcoin, where, when you look at some of the structure that you're putting in place, like a capital B, with how you thought about leverage, when we talk about preferred equity, those structures, if the rate of return in the future of Bitcoin is greater than the cost of capital. They work. They work that the Bitcoin per share can go up over time, structurally, if you put in place an intelligent form of leverage, which depending on your your willingness to underwrite the future returns of Bitcoin, that's extremely achievable, what M nav can be and how M nav can ultimately factor into the total returns. It's not a for ordained conclusion. You could have a very high M nav that could be a very attractive level, depending on the sustainability of the M nav, or if M nav shot up for a company to 10, and then clearly in one week later, it's back down to one and a half. That's going to be a painful scenario for people that bought it at M NAV of 10, right like it. But if mnev persisted at 10 or stayed at elevated levels for years, most Bitcoin Treasury companies would probably be able to monetize that in a way that would provide value to shareholders that bought at that place. And so it becomes kind of a complex situation to to assess from a technical perspective. But I think where you can marry the things is looking at technicals, but also looking at fundamentals. And are the fundamentals strong? And then with that, you can make an intelligent investment decision when looking at allocating to the space. And I think that it's not surprising to me when you have amplified Bitcoin exposure. And you've had Bitcoin, you know, go down from all time highs kind of be, you know, within, you know, a bit, you know, within the realm of, like, you know, around $100,000 plus or minus a little bit for almost a year. So volatility is kind of compressed. Gold is running. Bitcoin hasn't broken out versus gold that you would see some risk off nature to Bitcoin, Treasury companies, but I would say like as an investor, as a long run investor, those are the scenarios that you want to consider allocating to risk if you still believe in the long term fundamentals of the business, not the opposite. So if someone is is looking at that weakness in the markets and saying, I broke, I'd say nothing is broke actually, like valuations have come in and and this is a time for people that are more value investor oriented to look at allocating into the sector, right? And that that could be Strategy, it could be capital B, it could be Strive, it could be any company, right? Do your own research and what people think are attractive but, but I think the notion of doing the opposite at, you know, just looking at as an example strategy that Strategy’s underperformed Bitcoin in 2025 Well, it's outperformed Bitcoin massively since they started the strategy. Bitcoin itself underperformed. Gold in 2025 if that's your time horizon, I think that the chances of an investment working out for investors that are looking at a nine month time horizon is probably pretty low, but But what Bitcoin Treasury companies and Bitcoin itself does is they take a an investment on time zooming out, and when you zoom out, that is how, as an investor, you're actually aligning your investment decision with the management that my guess is you're not making investment decisions with the time horizon of nine months. You're probably making investment decisions and capital structure decisions with a much longer time horizon than that, and so investors should invest with an alignment of time horizons of management that I think does a in the sector, does a very is very transparent about I don't think that I see really any bitcoin Treasury company saying my stock is going to go up X percent in the next 30 days. Everyone is trying to build something for for the long run and, and I think that you know, both, both the haters, but also, you know, maybe people that are, you know, looking at differently, you know, can call victories or or defeat based on a 30 day or a 90 day price move. And I just think that's that's not going to be how the management of these companies are actually building them.

Alexandre Laizet  16:27

You've talked about in a recent video where you you announced deal with Semler you talked about the fact that you are alpha seekers. That that resonated a lot. Can you tell us more about it, about the deal with semblur and how transformative this can be? Also, I think a lot of people are curious to understand a bit more, the structure with the premium and so on. So could you explain a bit more to the audience all of this? Yeah, absolutely. And so there's a couple of different dimensions for this. And so one of them is for the long run, success of any bitcoin Treasury company getting to a scale is actually really critical to bring down your long term cost of capital, that as a the smaller you are as a Bitcoin Treasury company, the more expensive capital is. And so ultimately, you know, what are our goals as a company? We have set out short term goals and long term goals. So the short term goals are twofold. That one, we want to increase Bitcoin per share. We think that's something that's a deliverable that we can look across the opportunity set, from acquisitions to, you know, using, whether it's the equity ATM hurt equity, whether it's looking at, you know, operating profits as as a place of focus, or traditional Alpha strategies, that all of those things point to one deliverable, increasing Bitcoin per share, and that's not something that is overly controlled by the price of the equity. So it's more in the control of management doing the job well. So we want to do that in the short run. And the second thing that we believe has to be true is any liability that we have, we have to actually pay the liabilities on time, in a you know, appropriate manner, to be a

Matt Cole  18:24

respected issuer in the space, because ultimately we are going to and Strategy is going to and you're going to build out the the fixed income, preferred equity space in Bitcoin, with Bitcoin risk in a major way. And we need to be legitimate issuers. We need to meet our liabilities and be responsible. Because I think that if we are Bitcoin risk can easily be a rated to triple A rated, but it's going to require issuers to be to be serious issuers. We want to be a serious issue. So increase Bitcoin per share, meet our liabilities. Those are the short term metrics. The long term metrics are to outperform Bitcoin itself, and then also to be one of the best performers in the indexes that we're in, because some of our index holders are are not looking at from a Bitcoin point this week, we think that both of them are related, because Bitcoin is going to outperform the s, p5, 100, probably forever, but at least for the next several decades, and so those things will make the holders of our common equity very happy. So those are the goals that we're trying to achieve here. The Semler acquisition, and how that tied into it was twofold. One for both companies, it elevated the Bitcoin holdings substantially, so that lowers the cost of capital for us. For us, it increased Bitcoin per share, so it met that dynamic. But then one of the things that I think was not understood as much and still not understood, but something that I think both sides are extremely excited on, on the synergy side, is the ability to you. Increase the value of the operating business of Semler not from myself, but because our largest shareholders of Akron, the SWAMI, who has a biotech and medical background, and really look at that business from a a larger mandate that we think is very valuable. So they do preventative health care in the United States, preventative health care is something that's really popular right now. And so from just having it be, you know, a couple products actually be a more of like what they did with Roy Matt, where it's like a hold CO of many different preventative health care devices, and ultimately monetize from strife, where it's not like I'm going to be the CEO of this preventative healthcare business, but to bring in, you know, a management company that can oversee a bunch of these different things, drop down, monetize it. It could be in the form of a spin out. It could be something else. But ultimately, for Strive, allow us to increase and Strive,

Semler to increase the Bitcoin holdings even further through giving it something that we think will be much more valuable, where, if you look at Semler before the deal as an example, they were trading below the M net, the M net of their Bitcoin. So what that means is that the market was saying your operating business is worth zero, and it's and it's even detracting from the Bitcoin holding. So those two pieces were not working together well with our people around stripe, we think we can separate those things provide value to both shareholders and increase the Bitcoin holdings in a creative way substantially. Outputs will drive down the cost of capital for both sides. Allow us to really elevate the preferred equity holdings larger where, you know, as an example, the Semler shareholders had turned down their ability to do preferred equity that, you know, we think we're two companies that are stronger together. And so I think that my view on consolidation in this space is that consolidation in this space is would be a good thing, and not because that there's too many Bitcoin Treasury companies, but I think that there's there's too many small ones where more consolidation could be beneficial for both companies in different ways. As as the space evolves and grows, to still have as many companies are more than exist today, but to bring down the cost of capital from where they might exist on their own. And so that's where I think that for both Semler and Strive, we saw this as mutually beneficial in a major way, to achieve the goal that both of us were. And it actually takes humility on both sides to say, you know, you're stronger together than apart. And I think that's the hard part for M and A, is that people are often incentivized to not come together, even if they would be stronger together.

Alexandre Laizet  22:53

What do you see in the Bitcoin treasuries space over the following three to six months that you see is vibrating in the space and investor demand or investor interest. Where do you see this is going in?

Matt Cole  23:18

Alexander, you broke you broke up for me. Can you hear me? Are you

Alexandre Laizet  23:23

No, you're just me. I lost you. I got you back, yeah. Are you back? Yeah, yeah. Okay, so I was saying, What do you think is going to happen in the Bitcoin Treasury companies space over the next three to six months, what do you see from investor interest to demand and to the institutional adoption overall and as well on the medium to long term? Yes, so I think talking to the institutional investors, there's major interest, and I think that clearly we we went from, you know, call it May of this year, what I would say was like somewhat of a mania in this space, to call it like a set, in a sense, like a mini bear market in the Bitcoin Treasury sector, where even Strategy, you know, this last week went to New all Time. You know, lows in 2025 relative to Bitcoin. And you know you're seeing M nav compression and fear in the market. But, but behind that fear, from an institutional perspective, is seeing which companies are actually building and building for the future that anyone that's been in the Bitcoin space for, you know, multiple years, multiple cycles. Knows that. You know many bear markets. This is a mini bear market, but many bear markets are full. Bear markets happen and and the strong teams, they keep building, they keep stacking, they keep figuring out ways to provide value, because Bitcoin is ultimately an extremely volatile asset with massive.

Matt Cole  25:00

Positive convexity to the upside. And so when the upside moves happen, they move extremely quickly. And so what, what is not possible for anyone, unless they're a magician, is to put in place the structure to benefit from that upward positive convexity while it's happening. And so I view this, like lull in the Bitcoin market, in the Bitcoin Treasury market, as actually a blessing to have a little bit of time to build. And we also know that, like no one can predict, when that time expires and the upward move happens. It could be, you know, this, this fourth quarter. It can be, you know, the first half of 2026 it could be back half of 2026 my, my sense is, it's, it's, it's not more than 18 months away that it's, kind of, it's working towards that, just given the supply, demand dynamics and the amount of demand to purchase Bitcoin, Pretty continuously, that's almost become across. Bitcoin Treasury companies and sovereign states like less and even ETF buyers that are getting access to buy Bitcoin for the first time that it's that it's less price sensitive. And so ultimately, I think that we end up kind of moving up to the upside in a pretty violent matter. It's manner and sometime in the next 18 months, and our jobs are to build now, to benefit from that when it happens, because that's probably a time, or, if you had to have me guess where M navs probably extend, and you can really, you know, put on the burners of, you know, Bitcoin per share increases, but not, not all will be in a position to do so, depending on, you know, What? What? What structure they've either already put in place or they put in place during this time period.

Alexandre Laizet  26:51

What is the most uh, misunderstood aspect of Bitcoin Treasury companies that you see still from institutional investors.

Matt Cole  27:03

So I guess it depends on on who. But if I was to broaden institutional investors out to like a broader segment versus a concentrated segment, there's a concentrated segment of institutional investors that I think really get it. They really get a Bitcoin component of it. They really get the long term value. I think in the broader institutional community, you see a lot of overlap of people that play in the space that are investing in Bitcoin Treasury companies, that's digital asset trading companies and and kind of this, you know, I would say over emphasis on the dats versus the Bitcoin Treasury side of just like, what, what's the hot money today, right? And, and, and then, you know, you explain to them the difference in fundamental values and, and I think that there's, you know, for some of these investors, you know, there's a they never did the work on Bitcoin. So it's not surprising that, really, what's happened is now there's a securitization that they can invest in that fit within their mandate. And so they're, they're kind of figuring out on the fly. So I would say those investors, like many other people that come into crypto, have lessons to learn, and they will learn those lessons over the next couple of years. Some of them are long term Bitcoiners, you know, you could, you know, without naming specific names, like you probably could, you know, look into the institutional investment community and figure out some of those names, right? And so I think it's really all over the place. And and I think that what that means is that it's still early. It's still early. People are still figuring it out. And so the differentiation amongst, you know, the Bitcoin Treasury companies versus the digital asset Treasury companies. You know, I've stated many times that a Bitcoin Treasury company is building a house on on a rock, like from a biblical analogy, and that a digital asset Treasury company is building a house on sand. And the important part of that analogy is that houses can be built on sand. You're seeing digital asset Treasury companies being built, raising a lot of money. The point is, is that when the storm comes, that they will likely not be able to weather that storm, right? And I think that to the extent that they're taking on leverage, I think it's a recipe for disaster. But that disaster doesn't need to hit in 2025 or 26 I don't know when it hits. I just know that when it does that, well built Bitcoin Treasury companies, I think, will persist over the long run, and others will not, and I think that many institutions do not yet understand that. And I don't think that's surprising coming from an institution myself, but it might be surprising to many, but that is a technical factor to be aware of

Alexandre Laizet  29:43

great Is there anything that you see in the retail investor understanding of Bitcoin Treasury companies that would need a bit more education or be. More time to be spent to make sure that everyone is on board, because I see a lot of new commerce to Bitcoin as well, not only from the institutional space, but from the retail space to come to Bitcoin, and many times now through a Bitcoin Treasury company first. So what would you say to that newcomer that just joined the movement? Let's say yes. So I guess I'll briefly touch on the broader retail community. I think that there's a segment which I think is the largest segment of the retail community that is actually probably the most sophisticated of any bitcoin Treasury investor that goes really in depth

Matt Cole  30:48

in a loving way. I would say the nerds of the space that I love speaking with that have done the work that when I go on TV or CNBC and talk to these people, they have no idea, or many institutions don't have any idea of how all these different things that there's a segment of the retail community that I'd say is the most sophisticated. There's also newcomers and and for the newcomers, I would just say, the biggest mistake that I would say the I was always, I call us the fringe of it, but it's enough that it's, you know, it's worth speaking to. This is not a get rich quick scheme, and if you look at it as a get rich quick scheme, you're likely going to lose money. And no one in the Bitcoin Treasury space for management perspective, wants that to happen. But, but I think if that is your perspective, that is the most likely outcome, and and our mentality is always zoom out. So if the you know, the price goes down a lot for our stocks in the short term, like nothing's broken, like we actually have secured Bitcoin as a balance sheet. This, this foundation built on rock to build value over the long run. But that can cause, you know, short term traders to stop out and think that they were in something that was going to make them retirement money in three months and and that's, you know, what I would call a Ponzi. And no one's trying to build that. No one's saying we're building that. And so to zoom out, to really understand the risks, the time horizons for what the companies are trying to build, and make sure that that's what you want, and that you want that volatility, that you understand that volatility. So point 1.2, my belief is that for people that can in their country, depending on what that is, so definitely the US, the foundation is to actually own Bitcoin. And own Bitcoin as in cold, cold storage is a real asset. Is like step one to secure financial freedom. And then within the portfolio of an individual, a Bitcoin Treasury company can play an important role, actually, to increase volatility, increase potential returns. But just to give you a, you know, an analogy of how institutions think about going out the risk spectrum. So when I was at CalPERS for their public for their equity position, you know, buying private equity is considered going out the risk spectrum, and they would have about 50% of their portfolio in public equities. And call it 15 to 20% in international equities, or not international private equity. So you can think about that ratio of like the foundation for them was public equities. Now what I'm saying in this analogy is that the foundation is Bitcoin, and then going out the risk spectrum, could be a Bitcoin Treasury company, but it should be, in my view, viewed from that perspective, not, not the opposite. And that's where I think, you know, a lot of even the hardcore Bitcoiners, like, well, like, are you telling people to not own Bitcoin? No, I'm not. What we're telling people is that we think we can put a place of structure that as a Bitcoin bull is structurally designed to outperform Bitcoin over the long run, and it can be enhancing to the overall portfolio, just like how historically people look to design a portfolio to meet both their, you know, medium and long term risk and return objectives, and that a Bitcoin Treasury company could play an important role in that, but not the only role. Now, I think the one caveat to that could be countries where people can't buy bitcoin, or there's weird tax situations that you know that could be something that's a different consideration, but that's my view, for the vast majority people around the world, and definitely for Americans.

Alexandre Laizet  34:22

And how do you see the landscape of Bitcoin Treasury companies over five to 10 years? It's a bit further down the line. But how do you envision that on your side? Yeah, I think, I think you're going to see many more Bitcoin Treasury companies. I think that, you know the current ones, some of them, I think there's, there's many that are doing things really innovative, really great, differentiated. There's some that I think are just, you know, don't, don't have any differentiator. And I think they can do okay, because they own Bitcoin, right? They own Bitcoin. But I think, as far as you know, providing.

Matt Cole  35:00

An amplified Bitcoin exposure, I think some of the smaller ones are have struggled to define their their value add the reason that that would be true for them. But that doesn't mean that they can't still succeed, just like anybody that that puts Bitcoin on their balance sheet, whether it's an individual or a corporation or stronger than if they if they haven't done so, but, but I think that, you know, is it going to be amplified Bitcoin for some of the small ones? I think maybe, maybe, maybe not. But, you know, I think we're going to continue to see strong management teams be built with unique perspectives on how they can provide value to a segment of the, you know, the Bitcoin buyer base and risk base that will you know allow you know them to succeed and provide you know an interesting and differentiated risk return opportunity. And then, what are your best ways to generate amplified Bitcoin, then, in your in your view, at Strive? Yes. So I think the the first and foremost, from my perspective, is I really like the professional preferred equity instruments. And it comes down to really leaning into the positively convex nature of Bitcoin in a max, in the maximal way that you possibly can to say, I don't want to do anything that constrains the upside to Bitcoin from my perspective, where I don't like things like selling calls, I don't like, I don't even love convertible securities that convert into the equity I think they do meet needs of certain people. So I'm not, I'm not a complete hater to say every no one should do this. There's a lot of demand for covered call ETFs around, around, you know, s, p5, 100, a lot of people like that. From my perspective, what I want to be true for us is that in Bitcoin bull markets that we put a structure in place that makes us a leader, if not the leader, in driving total return. And so total return is obviously very different from saying we are going to have more Bitcoin than Strategy. That's nonsense. We'll never have more Bitcoin than Strategy. Or maybe there's a point 000, 1% chance, I never say never to use certain analogies, there's a, there's some super, super small chance that that could be true for one company, but probably not. But probably not. But what I think can be true is in Bitcoin bull markets, thinking in terms of total returns, that you could drive very interesting total returns or and then for others, it could be, it could be, you know, risk returns and putting income in space, putting downside protection. But, but for us, it's we want to be one of, if not the fastest horses in bull market.

Alexandre Laizet  37:45

And what's your view of Bitcoin institutional adoption overall, even aside from Bitcoin Treasury companies, what do you see happening in the institutional space, in the asset management space around Bitcoin,

Matt Cole  38:04

and that probably at some point as well, converges to us towards Bitcoin Treasury companies. Yeah, well, the the Bitcoin Treasury companies, for a lot of the institutions, almost act as like a Trojan horse into pensions, because they have most public equities are actually public exposure is actually index based. So to the extent that Bitcoin Treasury companies get added to the indexes, they move into those portfolios. So like as an example, Vanguard is one of our largest holders. And so even though Vanguard has not yet allowed their the holders of people that invest with Vanguard to buy bitcoin. We Vanguard customers have exposure to Strive through their products already. That'll be true. Like, if you look at like my former employer, CalPERS, they own a lot of Strategy, and they're in strategies in their index, they have not bought Bitcoin. So that'll kind of kind of continue for a lot of the institutions, almost on autopilot. It just happens, like it's not even a an investment decision. They just get added to the indexes. So that's, that's one way to drive the adoption. Obviously, dollar is more actively managed accounts buying buying these, as you know, interesting exposure. And then, as far as Bitcoin itself, you're starting to see institutions, some institutions, adopt it more and more, like the Harvard endowment fund, Boston, Bitcoin, ETFs, and I think what's clear is that it's now at a place where it is no longer, it no longer has to be what's considered a hobby in the space, like when I was at CalPERS, as an example, they had, they didn't want to invest in something that they could only size it, as you know, some small percentage of their portfolio. It needed to be a meaningful size that, if the thesis played out, that it actually drove in percentage terms, and then an important driver to the returns of the portfolio. And so you typically. Can't do that unless you're at a minimum, minimum amount, if you're like, 3% of the portfolio to something. And so I think that's, you know, very helpful to see Bitcoin go up, and it's people say, Oh, well, they missed it from, you know, 1000 to 100,000 but if you're managing half a trillion dollars, you cannot allocate to an, you know, Bitcoin when it's at $1,000 you just, you can't put a meaningful allocation to it, and so you can't get it through the committee. So the size is actually a friend here.

Alexandre Laizet  40:31

And when do you see more size actually coming into bitcoin Treasury companies? Because one of the conversations we are having, of course, with institutional investors, is about the time at which the large scale adoption of Bitcoin from institutions is going to come, and a lot of that, as you said, is actually coming from Bitcoin Treasury company securities issuance. At the same time, it seems like we are still extremely at the early stage of this. For many investors that are following closely Bitcoin Treasury companies, it feels like years, but actually it's kind of year one. So what do you see can be the unlockers of more institutional capital and mandates gearing towards Bitcoin Treasury company securities, including, of course, the preferred and so on, because with stretch, for example, Strategy clearly targeted money market funds, type capital, and in fact, had a huge success, but still, compared with The size of global capital is

Matt Cole  42:01

the same time, small and at the same time is what provides the opportunity, of course, for early investors. So what do you see are the unlockers of more of these mandates getting allocated to Bitcoin Treasury companies? Is it about, in your view, size, in the US? Is it about credit agencies and so on? What do you see as unlocks and potential timing of those aspects? So you're really building a building block by block and so as an example, many, if not most, large institutions have in their investment policy statement requirements for issuers or new types of securities to have been around for a period, typically three years, but three to five years before they're even eligible to be purchased. And so when you see a new issuer in the space, whether it's Strive or another Bitcoin Treasury company, we issue a pref then, you know, there's certain institutions that do not have that in their mandate, which allows them the flexibility to be early into an emerging asset class or risk profile, and that, then there's a lot of them that have a gating mechanism around time. And so you just need time to unlock more and more capital, then you can add on other things that could be accelerates to that, like the rating agencies. So rating agencies actually providing ratings and and one of the things that I think will be true on the rating side is similar to what happens in structured products, which is part of my background that when new novel things come up, typically a new rating agency, or rating agencies will appear that will be, you know, very thoughtful and institutional in their risk metrics, and ultimately will be what early institutions will will use as a ratings vehicle. But they don't, you know, eat the lunch. They don't replace S and P, Moody's and Fitch. S and P, Moody's and Fitch, because there's competition, are then pressured to actually adopt the ratings as well. And ultimately, when they do, there's, you know, a space for the incumbents to still exist and provide value as like the leaders or or be acquired by the SMPS and Moody's of the world. But I think it's, I think that's how ratings likely play out. But that will be something that'll be helpful. The other thing that'll be helpful is, through time, showing that these preferred sort of convertible notes provide good risk adjusted returns. As that thesis plays out and he's become less novel, but more have a track record. Not only did they become eligible, but they also become more interesting for institutions that move move slow. And so I think that's all part of the block by block build to, you know, really work into the, you know, multi, multi, multi trillion dollar markets that we're talking about.

Alexandre Laizet  45:01

Definitely when we are coming to an end. Matt, it's been a major pleasure to have this discussion with you today. Is there any final word you would like to add, and where can people find you as well? Find me on x, at cole macro, C, O, L, E, M, A, C, R, O, and then, I mean, the space is obviously so quickly evolving that I would definitely recommend people that are interested in, you know, understanding that getting the alpha to, you know, not to make sure that you're always following up on how this industry is evolving. I think those that do can really make, you know, some interesting and attractive long term returns, perfect. Well, thank you so much, Matt and talk soon. It's a big pleasure to be building the future of Bitcoin Treasury companies together with you in the space. So thank you so much. And

Speaker 1  46:01

yeah, let's talk soon.

Matt Cole  46:03

Let's talk soon. Thank you for having me. Cheers. Bye, bye. You.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 175 promulgated thereunder, and Section 21E of the Exchange Act and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Strive and Semler Scientific, respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company's future financial performance, the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses. Such statements are often characterized by the use of qualified words (and their derivatives) such as "may," "will," "anticipate," "could," "should," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "project," "predict," "potential," "assume," "forecast," "target," "budget," "outlook," "trend," "guidance," "objective," "goal," "strategy," "opportunity," and "intend," as well as words of similar meaning or other statements concerning opinions or judgment of Strive, Semler Scientific or their respective management about future events. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Strive and Semler Scientific to terminate the merger agreement between Strive and Semler Scientific;

•	the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against Strive or Semler Scientific or the combined company;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, implementation of Bitcoin treasury strategies and risks associated with Bitcoin and other digital assets, general economic and market conditions, interest and exchange rates, monetary policy, and laws and regulations and their enforcement;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management's attention from ongoing business operations and opportunities;

•	dilution caused by Strive's issuance of additional shares of its Class A common stock in connection with the proposed transaction;

•	potential adverse reactions of Strive’s or Semler Scientific’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	changes in Strive’s or Semler Scientific’s share price before closing;

•	other factors that may affect future results of Strive, Semler Scientific or the combined company.

These factors are not necessarily all of the factors that could cause Strive’s, Semler Scientific’s or the combined company's actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm Strive, Semler Scientific or the combined company's results.

Although each of Strive and Semler Scientific believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Strive or Semler Scientific will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in Strive’s current report on Form 8-K filed with the Securities and Exchange Commission (the SEC) on September 12, 2025 (including the documents incorporated by reference therein), Semler Scientific’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024 and quarterly reports on Form 10-Q, and other documents subsequently filed by Strive and Semler Scientific with the SEC. The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Strive, Semler Scientific or their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. Forward-looking statements speak only as of the date they are made and Strive and Semler Scientific undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Strive intends to file with the SEC a Registration Statement on Form S-4 (the "Registration Statement") to register the Class A common stock to be issued by Strive in connection with the proposed transaction and that will include an information statement of Strive, proxy statement of Semler Scientific and a prospectus of Strive (the "Information Statement/Proxy Statement/Prospectus"), and each of Strive and Semler Scientific may file with the SEC other relevant documents concerning the proposed transaction. A definitive Information Statement/Proxy Statement/Prospectus will be sent to the stockholders of Semler Scientific to seek their approval of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF SEMLER SCIENTIFIC ARE URGED TO READ THE REGISTRATION STATEMENT AND INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STRIVE, SEMLER SCIENTIFIC AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Information Statement/Proxy Statement/Prospectus, as well as other filings containing information about Strive and Semler Scientific, may be obtained, free of charge, at the SEC's website (http://www.sec.gov). You will also be able to obtain these documents, when they are filed, free of charge, from Strive by accessing Strive's website at https://investors.strive.com/. Copies of the Registration Statement, the Information Statement/Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Strive's Investor Relations department at 200 Crescent Court, Suite 1400, Dallas, Texas 75201 or by calling (855) 427-7360 or by submitting an inquiry at https://investors.strive.com/ir-resources/contact-ir. Copies of the documents filed with the SEC by Semler Scientific will be available free of charge on Semler Scientific’s website at https://ir.semlerscientific.com/. The information on Strive’s or Semler Scientific’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Strive, Semler Scientific and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Semler Scientific in connection with the proposed transaction. Information about the interests of the directors and executive officers of Strive and Semler Scientific and other persons who may be deemed to be participants in the solicitation of stockholders of Semler Scientific in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Information Statement/Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC. Information about the directors and executive officers of Semler Scientific, their ownership of Semler Scientific common stock, and Semler Scientific’s transactions with related persons is set forth in the section entitled "INFORMATION REGARDING OUR BOARD OF DIRECTORS AND CORPORATE GOVERNANCE," "EXECUTIVE OFFICERS," "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," “DIRECTOR COMPENSATION,” and "TRANSACTIONS WITH RELATED PERSONS" included in Semler Scientific’s definitive proxy statement in connection with its 2025 Annual Meeting of Stockholders, as filed with the SEC on July 17, 2025. Additional information regarding ownership of Semler Scientific’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 or 4, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001554859. Information about the directors and executive officers of Strive is contained in Strive’s Current Report on Form 8-K filed with the SEC on September 15, 2025, Strive's Current Report on Form 8-K filed with the SEC on September 12, 2025 and under “Meet the Leadership Team” accessed through the “About Us” link on Strive’s website at https://strive.com/team. Additional information regarding ownership of Strive’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 or 4 which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=1920406. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Additional Information and Where to Find It.”

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

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